Mail Stop 0510

April 19, 2005

via U.S. mail and facsimile

Mr. Thomas R. VerHage
Vice President and Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota  55431

	RE:	Donaldson Company, Inc.
		Form 10-K for the fiscal year ended July 31, 2004
		Filed October 7, 2004

		Forms 10-Q for the quarters ended October 31, 2004 and January 31, 2005

		File No. 1-07891

Dear Mr. VerHage:

We have reviewed your response letter dated April 1, 2005, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended July 31, 2004

MD&A, Results of Operations

1. If you had properly recorded the inter-company dividend in June of
2003, the quarterly net earnings would have been lower by 7.4%. This would also have eliminated an upward trend in earnings by showing less net earnings than the previous quarter instead of the reported increase of 7%. APB 20 requires that the correction of an error be recorded on a retroactive basis to the prior periods affected. However because you did not consider the amount of the errors to be material, you recorded the correction in the fourth quarter of 2004.
This caused the net earnings of
that quarter to be understated by 8.4%. We also note that the error represented 8.8% of segment earnings in 2004.

Because you did not record the error in June 2003, you altered the trends in quarterly earnings. You also note in your response, that if recorded, the lower earnings would have caused you to not meet earnings expectations. Considering the magnitude of these misstatements on quarterly earnings, please provide for us an expanded analysis of how you and your auditors consider the materiality of this accounting error, specifically addressing the impact on quarterly and segment earnings.

In addition, it appears that the disclosures surrounding this accounting error could have been more transparent. In order for the disclosures in Notes K and M to be meaningful, you will need to provide explanatory footnotes describing that the fourth quarter of
2004 and the Industrial Products segment were understated due to correcting the error in that period rather than retroactively. Regardless of the disposition of this issue, please explain to us how you intend to discuss the comparative fourth quarter and segment earnings in future filings.

Note L  Commitments and Contingencies

2. We note that on August 12, 2004 the Court ruled in favor of EPC and that they were entitled to enhanced damages, interest and attorney fees and expenses totaling $19 million. Statement of Accounting Standard No. 5 Accounting for Contingencies, requires that when a contingent liability is both probable and estimable, the loss be accrued by a charge to income. In 2004 you disclosed that you increased your reserve by $5 million. We assume that in accordance with GAAP, the entire reserve represents your best estimate of the ultimate amount of the loss.

Paragraph 9 of SFAS 5 notes that disclosure of the nature of an accrual, and in some circumstances the amount accrued, may be necessary. In the past you have determined that such disclosures were not necessary.

Paragraph 10 of SFAS 5 requires that you disclose an estimate of the additional possible loss or range of loss or state that such an estimate cannot be made. You did not include such disclosures in your Form 10-K for the year ended July 31, 2004, or in subsequent interim reports. You have told us that you will now include these disclosures in future filings, as required by GAAP.

Disclosure of an adverse ruling, and an increase in the related reserve, without disclosure of the total amounts accrued or the range of possible additional loss, could imply to a reader that the increase provided fully for the higher range of possible loss.

Considering the nature of the contingency, we urge you to consider the guidance in paragraph 9 of SFAS 5 which indicates that it may be appropriate to disclose the amount of the total accrual.

We assume that your objective is to provide a clear, easy to understand, transparent discussion concerning this substantial contingent liability. Therefore, in future filings, include an appropriate discussion that addresses the related underlying uncertainties such that a reader can gain an understanding as to why you believe that the losses may not be as high as the entire amount of the ruling. Please avoid legal generalities, and provide specific meaningful analysis to support the amount of the reserve.

Please provide us with your proposed disclosures addressing the above concerns. We may have further comment.

Item 9A.  Controls and Procedures

3. We note your response to prior comment 3. Your revised disclosure only addresses whether your disclosure controls and procedures were effective at "alerting them on a timely basis of material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. As previously requested, please revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, or me at (202) 942-1798 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


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Mr. VerHage
Donaldson Company, Inc.
April 19, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE